SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2013

Commission File Number 001-14620

CRYSTALLEX INTERNATIONAL CORPORATION

(Translation of registrant’s name into English)

8 King Street East, Suite 1201

Toronto, Ontario, Canada M5C 1B5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On January 30, 2013, Crystallex International Corporation (the “Company”) made available for review under the Company’s profile at www.sedar.com its:

Exhibit

1.1	Condensed Interim Consolidated Financial Statements, dated as of March 31, 2012;

1.2	Condensed Interim Consolidated Financial Statements, dated as of June 30, 2012;

1.3	Condensed Interim Consolidated Financial Statements, dated as of September 30, 2012;

1.4	Management’s Discussion and Analysis for the three month period ended March 31, 2012;

1.5	Management’s Discussion and Analysis for the six month period ended June 30, 2012;

1.6	Management’s Discussion and Analysis for the nine month period ended September 30, 2012;

1.7	Certification of Interim Filings for the interim period ended March 31, 2012, dated as of January 30, 2013, by the Company’s Chief Executive Officer;

1.8	Certification of Interim Filings for the interim period ended June 30, 2012, dated as of January 30, 2013, by the Company’s Chief Executive Officer;

1.9	Certification of Interim Filings for the interim period ended September 30, 2012, dated as of January 30, 2013, by the Company’s Chief Executive Officer;

1.10	Certification of Interim Filings for the interim period ended March 31, 2012, dated as of January 30, 2013, by the Company’s President acting in Capacity of Chief Financial Officer;

1.11	Certification of Interim Filings for the interim period ended June 30, 2012, dated as of January 30, 2013, by the Company’s President acting in Capacity of Chief Financial Officer; and

1.12	Certification of Interim Filings for the interim period ended September 30, 2012, dated as of January 30, 2013, by the Company’s President acting in Capacity of Chief Financial Officer.

Copies of each are attached to this Form 6-K as the respective Exhibits denoted above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)

By:	/s/ Robert Crombie

Name: Robert Crombie
Title: President

Date: January 31, 2013

EXHIBITS

1.1	Condensed Interim Consolidated Financial Statements, dated as of March 31, 2012;

1.2	Condensed Interim Consolidated Financial Statements, dated as of June 30, 2012;

1.3	Condensed Interim Consolidated Financial Statements, dated as of September 30, 2012;

1.4	Management’s Discussion and Analysis for the three month period ended March 31, 2012;

1.5	Management’s Discussion and Analysis for the six month period ended June 30, 2012;

1.6	Management’s Discussion and Analysis for the nine month period ended September 30, 2012;

1.7	Certification of Interim Filings for the interim period ended March 31, 2012, dated as of January 30, 2013, by the Company’s Chief Executive Officer;

1.8	Certification of Interim Filings for the interim period ended June 30, 2012, dated as of January 30, 2013, by the Company’s Chief Executive Officer;

1.9	Certification of Interim Filings for the interim period ended September 30, 2012, dated as of January 30, 2013, by the Company’s Chief Executive Officer;

1.10	Certification of Interim Filings for the interim period ended March 31, 2012, dated as of January 30, 2013, by the Company’s President acting in Capacity of Chief Financial Officer;

1.11	Certification of Interim Filings for the interim period ended June 30, 2012, dated as of January 30, 2013, by the Company’s President acting in Capacity of Chief Financial Officer; and

1.12	Certification of Interim Filings for the interim period ended September 30, 2012, dated as of January 30, 2013, by the Company’s President acting in Capacity of Chief Financial Officer.